June 2, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golub Capital Investment Corporation
CIK# 0001627515

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Golub Capital Investment Corporation, a Maryland corporation (the “Company”), please find:

(i)           attached as Exhibit A, a copy of the Company’s fidelity bond binder issued by Continental Insurance Company in the amount of $1,500,000 (the “Fidelity Bond”); and

(ii)           attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on May 4, 2017, at which a majority of the directors who are not “interested persons” of the Company as defined in the 1940 Act have approved the amount, type, form and coverage of the Fidelity Bond.

Please be advised that the fidelity bond premium has been paid for the period from May 30, 2017 to May 30, 2018.

Sincerely,

/s/ Ross A. Teune

Ross A. Teune
Chief Financial Officer and Treasurer

EXHIBIT A

BINDER
This certifies that, pending issuance of policy number 596527308 in the form described below, Continental Insurance Company is hereby binding the coverage described as follows:
Insured: Golub Capital Investment Corporation 150 South Wacker Drive Suite 800 Chicago, IL 60606 Attn:	Producer CRYSTAL IBC LLC 32 OLD SLIP NEW YORK, NY 10005 (646) 810-3404 Attn: Katherine Minami

Policy Period: From 05/30/2017 to 05/30/2018

Binder Period: From 05/30/2017 to 06/30/2017

Quote Number: 6160106501

Product Form: Fidelity Bonds TSB 5062b

Coverage Form	Limit	Deductible
Fidelity - Blanket	$1,500,000	$0
Premises	$1,500,000	$15,000
Transit	$1,500,000	$15,000
Forgery or Alteration	$1,500,000	$15,000
Securities	$1,500,000	$15,000
Counterfeit Currency	$1,500,000	$15,000
Computer Systems Fraud	$1,500,000	$15,000

Premium: $6,000

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company
Endorsements Attached:
SR 6196	1993-12-01	Computer Systems Fraud Insuring Agreement
G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
G-145125-A	2003-08-01	OFAC Renewal Policyholder Notice
GSL-8768-XX	2007-09-01	Growth In Size Provisions Endorsement With No Deductible Or Aggregate Limit For Investment Companies – $3,000,000

Issuance of a policy is subject to satisfaction of the following conditions:

Binder

Golub Capital Investment Corporation
Fidelity Bonds

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by Continental Insurance Company.

This binder may be canceled at any time by the insured by giving written notice of cancellation to Continental Insurance Company. This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by Continental Insurance Company subject to the terms outlined above. Continental Insurance Company reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company

By:

Jeffrey Metro
Underwriter
(212) 440-3485
jeffrey.metro@cna.com

Dated: May 30, 2017

EXHIBIT B

OFFICER’S CERTIFICATE

June 2, 2017

  I, Ross A. Teune, hereby certify that I am the Chief Financial Officer and Treasurer of Golub Capital Investment Corporation, a Maryland corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

  The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on May 4, 2017, relating to the fidelity bond of the Company.  Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

  IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ Ross A. Teune
Name: Ross A. Teune
Title: Chief Financial Officer and Treasurer

ANNEX A

RESOLVED, that the officers (the “Authorized Officers”) of Golub Capital Investment Corporation (the “Company”) be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the aggregate coverage amount required under the Investment Company Act of 1940, as amended (the “1940 Act”), that name the Company as an insured under such bond in substantially the form discussed at the meeting with such modifications as the Authorized Officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.